UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2019

☑    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

THERMON GROUP HOLDINGS, INC.
__________________________________________________________________
Full Name of Registrant
__________________________________________________________________
Former Name if Applicable

7171 Southwest Parkway, Building 300, Suite 200
___________________________________________________________________
Address of Principal Executive Office (Street and Number)
Austin, Texas 78735
___________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Thermon Group Holdings, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “Form 10-K”) by May 30, 2019, the prescribed due date for such filing. The principal reason for the delay is the recent identification of a material weakness, which has created the need for additional time to finalize management’s assessment and the audits of the Company’s financial statements and the effectiveness of internal control over financial reporting as of March 31, 2019. The Company expects to disclose in the Form 10-K that it identified a material weakness in its internal control over financial reporting primarily related to the accounting for legacy project contracts within its Europe, Middle East and Africa segment. The material weakness resulted in misstatements within the interim condensed consolidated financial statements as of and for the quarterly and year-to-date periods ended June 30, 2018, September 30, 2018 and December 31, 2018, and the related disclosures, the impact of which is currently being quantified. The Company expects to file the Form 10-K on or before the fifteenth (15th) calendar day after its prescribed due date, or June 14, 2019, as provided by Rule 12b-25 under the Securities Exchange Act of 1934.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the U.S. federal securities laws in addition to historical information. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. Actual events, results and outcomes may differ materially from our expectations due to a number of factors. Although it is not possible to identify all of these factors, they include, but are not limited to, the risk that the Company may not be able to complete the filing of the Form 10-K within the 15-day extension permitted by rules of the Securities and Exchange Commission, and the possibility that the ongoing audit of its internal controls of financial reporting may require changes to its consolidated financial statements or additional control deficiencies. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension period permitted by the rules of the U.S. Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jay C. Peterson	(512)	690-0600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THERMON GROUP HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 30, 2019	By:	/s/ Jay Peterson
	Name:	Jay Peterson
	Title:	Chief Financial Officer